NASCENT WINE COMPANY, INC.

2355 PASEO DE LAS AMERICAS

SAN DIEGO, CA 92154

June 28, 2006

Robert McDougal , President and CEO

Palermo Italian Foods, LLC.

5860 Miami Lakes Drive

Miami Lakes, FL 33014

VIA MESSENGER

Dear Rob,

Nascent Wine Company, Inc., a Nevada Corporation, (“Purchaser”) is pleased to submit this letter of intent (“LOI”) regarding the acquisition of the business and all shareholder stock and rights of Palermo Italian Foods, LLC (“Seller”).

The principal terms and conditions of the acquisition are as follows:

1. Structure of the Transaction.

Purchaser will acquire 100% of the issued and outstanding shareholder stock of Seller (“Stock”) from the Shareholders of Seller (“Shareholder”) as of the “Closing Date.” The consummation of the proposed acquisition of the Seller stock by Purchaser is subject to customary conditions, including without limitation, the negotiation and execution of a definitive acquisition agreement (“Purchase Agreement”). For the purposes of this LOI, “Closing Date” shall mean the date and time on which the transfer of Seller stock from the Shareholders to Purchaser is effected on or before August 31, 2006.

2.           Purchase Price (“Purchase Price”) The Purchase Price shall be $2,000,000 and the assumption of all debt in the corporation) payable as follows:

(a)         Cash Payment (“Cash Payment”) On the Closing Date, Purchaser will pay in cash to the Shareholders USD one million ($1,000,000).

(b)         Common Stock (“Stock”) On the Closing Date, Purchaser will deliver to the Shareholders a USD one million ($1,000,000). The price for the stock portion shall be determined at the closing price on the day of closing.

(c)          Escrow. On the Closing Date, Purchaser will deposit with a mutually acceptable escrow agent a USD one hundred thousand ($100,000) of the Cash Payment which is held in escrow for a period TO BE DETERMINED in order to secure the performance of the Shareholders obligations under the Purchase Agreement for a period of thirty days.

3.             Definitive Agreement. Upon Shareholders’ acceptance of this LOI, the parties shall negotiate the terms and conditions of the Purchase Agreement in good faith and use their best efforts to promptly execute the Purchase Agreement. The Purchase Agreement will contain such representations, warranties and covenants as are customary and appropriate in transactions of this type. The Purchase Agreement will provide that the Shareholders shall fully indemnify Purchaser for a period of ;one year – except: with respect

Robert McDougal

RE Palermo Italian Foods LOI

June 27, 2006

to title to the Seller stock, authority of Seller and Shareholders and capitalization of Seller, which shall survive indefinitely; environmental and employee benefit matters, which shall survive through the applicable statute of limitations; and tax matters, which shall survive through the applicable statute of limitations plus one year -- against all liabilities, losses or expenses, incurred by Purchaser, arising out of, in connection or otherwise by virtue of any breach of the representations, warranties and covenants of Seller and Shareholders contained in the Purchase Agreement..

4.           Employment Agreements and Non-Competition Agreements. On or prior to the Closing Date, each Shareholder shall enter into a Non-Competition and Non-Disclosure Agreement on terms mutually satisfactory to Purchaser and such Shareholder which provides, among other things, that such Shareholder shall not for a three (3) year period following the Closing Date (i) solicit former or existing customers or prospects of Seller (or of Purchaser) for business purposes similar to and will not engage in any business similar to the business of Seller (or of Purchaser), (ii) will not solicit the employment of any employee of Purchaser for the same period and (iii) will not use any of Seller’s or Purchaser’s proprietary information for his, her or its own use or for any purpose or disclose such proprietary information to any third party except to carry out the specific purposes designated by Purchaser.

5.           Access. Purchaser shall have free and complete access to books, records, contracts, financial statements, tax returns, and other documents and to the facilities and properties of Seller, and the ability to discuss matters with officers and employees of Seller and Seller’s independent accountants, attorneys, and contractors. The specifying of certain documents in this paragraph 5 to be provided to Purchaser is not deemed a limitation or restriction on Purchaser’s rights generally under this paragraph 5.

6.           Conditions Precedent. The consummation of the transactions contemplated by Purchase Agreement is expressly subject to and conditioned upon the fulfillment of the conditions precedent set forth in the Purchase Agreement, as well as, each of the following conditions precedent:

(a)          Due Diligence Review. Purchaser shall have completed its due diligence review and shall be satisfied (in its sole discretion) with the results of such review. The due diligence will among other items include satisfaction as to the scope, scale, “durability” (e.g. longevity of contracts), and quality of the supply chain and distribution (customer relationships, “revenue cycle,” “sales side”...) chain.

(b)          Material Adverse Change. From June 27, 2006 to the Closing Date no material adverse change in the business or financial condition or prospects of Seller shall have occurred.

(c)          Consents. All consents, waivers and approvals of other persons and governmental authorities necessary for the consummation of the purchase of the Seller Units by Purchaser shall have been obtained. If any of Seller’s contracts or leases are terminable by the other party upon an assignment to Purchaser or may not be assigned to Purchaser, or otherwise would be terminable by the other party upon the consummation of the transaction contemplated hereby, the consent of such other party shall have been obtained as to those contracts or leases.

(d)          No Litigation. No legal, administrative, arbitration, or other proceedings, claims, suits, actions, or governmental investigations of any nature involving Seller or any of the Shareholders, employees, property, or assets, which could have a material adverse effect on the financial condition, prospects or business of Seller, or which challenges the validity or propriety of the transaction contemplated by this LOI,

Robert McDougal

RE Palermo Italian Foods LOI

June 27, 2006

shall be pending or threatened.

(e)          Personnel. No key employee (as determined by Purchaser) of Seller shall have terminated, or given notice of an intention to terminate, his or her employment with Seller or an intention not to become an employee of Purchaser if requested by Purchaser. There shall have been no change in the individual or collective compensation or contractual arrangements of the officers of Seller except for normal changes in the ordinary course of business. On the Closing Date, Purchaser shall have entered into arrangements satisfactory to Purchaser with key employees of Seller as determined by Purchaser.

(f)           Corporate Actions. Seller and Purchaser shall have taken all required action (including approval by the respective board of directors or other governing body) necessary to authorize this transaction and the execution and delivery by the parties of the Purchase Agreement and the performance of the parties’ respective obligations thereunder

(g)          Permits. On or prior to the Closing Date, Purchaser shall have obtained any permits or licenses required for operating the facilities presently operated by Seller.

(h)          Regulatory Approval. This transaction shall have been approved by all appropriate regulatory agencies, and all applicable waiting periods shall have expired. Purchaser and Seller shall cooperate and use all reasonable efforts to obtain all such approvals as soon as reasonably possible.

7.           Expenses. Whether or not the Closing occurs, each party shall bear its (his or her...) own expenses in connection with this LOI and the transaction contemplated hereby.

8.	Duties After Execution of Letter of Intent

(a)          Immediately upon the execution of this LOI, Purchaser and its agents and representatives shall have the right to commence an examination of Seller’s properties, books and records as provided in paragraph 5 hereof. Purchaser and its agents and representatives shall use their best efforts to conduct such review at such times and in such a manner as to minimize interference with the Business.

(b)          Seller shall conduct the Business in the usual and ordinary course and in a manner consistent with its past practices. Seller shall not have entered into any transactions outside the ordinary course of its business without Purchaser’s prior written consent.

(c)          Seller and the Shareholders shall immediately notify Purchaser in writing if any of such parties reasonably determine that (i) there is a material adverse change in the business, assets, liabilities or prospects of Seller, (ii) any of the conditions precedent under this LOI or as contemplated under paragraph 6 hereof will not be satisfied, (iii) either Seller or any Shareholders will be unable to fulfill their respective obligations under this LOI, or (iv) any regulatory or contractual assignment approvals will not be obtained.

9.           Non-Binding Generally; Exceptions. Except as hereinafter provided, this LOI is not intended and does not constitute an agreement and a binding commitment or contract, but rather is an expression of the parties’ present intentions so that negotiations can proceed more efficiently. An agreement and binding commitment or contract is contingent upon (i) the execution of the definitive written Purchase Agreement by the respective parties thereto and (ii) the approval of the Purchase Agreement and the terms and conditions therein by the appropriate governing bodies of the Purchaser and the Seller. Notwithstanding the foregoing,

Robert McDougal

RE Palermo Italian Foods LOI

June 27, 2006

paragraphs 7, 9, 10, 11, 12, and 13 shall be enforceable as of the date hereof.

10.         Exclusive Dealing. Upon the later of (i) sixty (60) days after the date this LOI is executed by the parties or (ii) the date this LOI is terminated; closing date of August 31 or sooner:

(a)          Subject to the fiduciary duties of Seller’s officers and directors, Seller, Shareholders, its officers, directors, employees, agents, assigns and other representatives will not, directly or indirectly through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of the Business or Seller’s assets or Seller’s equity in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise (other than sales of inventory in the ordinary course); and

(b)          Seller and the Shareholders will immediately notify Purchaser regarding any contact between any Shareholders or Seller or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

(c)           If Shareholders breach this Section 10 or provides to Purchaser written notice that negotiations toward a Purchase Agreement are terminated, and within two months after the date of such breach or termination date, as the case may be, Shareholders sign(s) a letter of intent or other agreement relating to the acquisition of a material portion of the Seller Units or its assets, or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory or immaterial portions of Seller’s assets in the ordinary course) and such transaction is ultimately consummated, then, immediately upon the closing of such transaction, Shareholders will pay Purchaser the sum of One Hundred Thousand Dollars ($100,000). This fee will not serve as the exclusive remedy to Purchaser under this LOI in the event of a breach by Shareholders of this Section 10 or any other of the binding provisions of this LOI, and Purchaser will be entitled to all other rights and remedies provided by law or in equity.

11.         Disclosure. No party to this LOI shall disclose the existence of this LOI to any other person without the prior written consent of the Shareholders and Purchaser, except that either party may disclose the existence of this agreement (i) to its agents, representatives or others who will assist Purchaser in conducting or evaluating its due diligence review, and (ii) to its lenders or investors.

12.         Termination. This LOI will automatically terminate if the Purchase Agreement is not executed by August 31, 2006. This LOI may be terminated at any time by mutual agreement of both Purchaser and Shareholders, and shall in all events terminate upon the execution of a Purchase Agreement and each party released from any obligation to the other.

13.	Miscellaneous

(a)          Purchaser represents and warrants to Shareholders that it has not engaged the services of a broker, finder, or any other person that might be entitled to a commission in connection with the transaction contemplated hereby. Shareholders represent and warrant to Purchaser that regardless of whether the Shareholders have retained a broker, finder, or any other person that might be entitled to a commission in connection with the transactions contemplated hereunder, Purchaser does not have any nor will have any obligation to pay any broker’s, finder’s, investment banker’s, financial advisor’s or similar fees in

Robert McDougal

RE Palermo Italian Foods LOI

June 27, 2006

connection with this Agreement or the transactions contemplated hereby by reason of action by or on behalf of Shareholders.

(b)         This LOI constitutes the entire agreement between the parties and supersedes all prior oral or written agreements, understandings, representations and warranties between the parties. This LOI may be amended or modified only by a writing executed by all of the parties.

(c)          This LOI and the parties’ respective rights and obligations hereunder, including any questions concerning which provisions of this LOI are binding and which are non-binding, shall be governed by and construed in accordance with Nevada law.

(d)          This LOI may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter of Intent and all together, will be deemed to constitute one and the same agreement.

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Robert McDougal

RE Palermo Italian Foods LOI

June 27, 2006

If you agree with the terms described above please sign the enclosed copy of this Letter of Intent and return it to the undersigned.

PURCHASER

/s/ Victor Petrone

By: Victor Petrone

Its: President

ACCEPTED AND AGREED TO:

SELLER

/s/ Robert McDougal

By: Robert McDougal

Its: President and CEO